SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____1_______)*


                           Xenometrix, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 984109108
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1998
              ----------------------------------------------------
                             (Date of Event)




 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


* This amendment is filed solely to correct inadvertent errors in the amounts and percentages of beneficial ownership reported in the previously filed
Schedule 13G

CUSIP No. 984109108           13G                    Page 2 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            47,275
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             3,125
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             47,275
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       3,125
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      50,400
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       1.7%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 3 Pages


Item 1.     (a)   Name of Issuer:

                  Xenometrix, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  2425 55th Street
                  Boulder, CO  80301

Item 2.     (a)   Name of Person Filing:

                    Ruki Renov

            (b)   Address of Principal Business Office:

                    Ruki Renov's address is 172 Broadway,
                    Lawrence, NY  11559


            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.001 par value ("shares")

            (e)   CUSIP Number:

                    984109108

Item 4.     Ownership.

     (a) (b) Mrs. Renov may be deemed to beneficially own 50,400 shares or 1.7% of the Issuer's shares as follows: (i) 21,489 shares owned directly by Ruki Renov and (ii) 3125 shares owned jointly with her husband and (iii) 25,786 shares owned as custodian for the benefit of her children under the Uniform Gift to Minors Act (UGMA).

     (c) Mrs. Renov has sole voting and dispositive control of shares owned by her. She shares voting and dispositive power over shares owned jointly with her husband, Mr. Kalman Renov.


Item 5.     Ownership of Five Percent or Less of a Class.

            This amendment reflects that Mrs. Renov owns less than 5% of the Company . The filing dated February 15, 1999 indicating an ownership in excess of 5% was filed in error. It did not take into consideration the one for eight reverse stock split.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


                                   Signature.


 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 18, 1999              /s/ Ruki Renov
          New York, New York            ______________________
                                        Ruki Renov